

Mail Stop 3030

November 3, 2015

<u>Via E-Mail</u>
Daniel C. Masters, Esq.
President and Director
BIM Homes, Inc.
3136 Mission Gorge Road, Suite 111
San Diego, CA 92120

> **Re: BIM Homes, Inc.**
> **Registration Statement on Form 10**
> **Filed July 30, 2015**
> **File No. 000-55489**

Dear Mr. Masters:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Russell Mancuso
>
> Russell Mancuso
> Branch Chief
> Office of Electronics and Machinery